December 15, 2008


Ms. Mary Puma
Chairman and CEO
Axcelis Technologies, Inc.
108 Cherry Hill Drive
Beverly, MA 01915-1053

Dear Mary,

These are certainly unprecedented times which we all are trying to navigate through. We appreciate the focus and effort the entire team at Axcelis has demonstrated during the current environment. However, given the challenges facing the company, we would strongly encourage Axcelis to embrace an altered strategy which would produce both immediate and long term value for all constituents.

The initiative described below attempts to utilize all of the many resources and assets that Axcelis claims which clearly are not being recognized by the public markets. Further, we believe that the ultimate corporate structure it defines provides a more appropriate division between cyclical and stable businesses.

Please consider:

o	In March of 2008 SHI made an offer to purchase all of Axcelis'
outstanding shares for $6 per share or approximately $618 million dollars. Combined with debt on the balance sheet of Axcelis the total offer equated to $700 million. Through direct conversations with SHI and public documents it was clear that the motive behind this transaction was to consolidate the ion implant business of both Axcelis and SEN. Such a combination would yield significant cost synergies as well as enhanced product offerings.

The plan outlined below would allow SHI to achieve their initial goal, resolve short and long term financial challenges at Axcelis, and importantly create significant value for shareholders.

o	Axcelis sells its implant/ dry strip systems business along with its
50% interest in SEN to SHI for $136 million. This figure approximates the book value of the SEN investment on Axcelis' balance sheet. Importantly, such a price tag would require minimal net cash outlays by SHI as this transaction would give them immediate access to the entire $140 million of net cash currently on the books at SEN. SHI would have the ability to merge these operations and garner the synergies available.

o	Axcelis Corporation would become solely focused on the aftermarket business which would include exclusive rights for SEN/Axcelis legacy accounts. The aftermarket business generates approximately $120 million in annual revenue and claims gross margins in excess of 50%. If properly sized such a business should be able to produce operating margins near the 20% level.

o	Axcelis would retain existing NOLs which total $150 million and could then be applied to the operating profits generated by the aftermarket business. These NOLs could be fully utilized as no change of control event would be triggered.

o	After repayment of the $85 million of debt the newly restructured
Axcelis would have net cash of approximately $100 million. Given the low capital intensity of the aftermarket business and its relative stability, at least $50 million of this cash could be used for share repurchases. Assuming an average repurchase price of $1.50 per share Axcelis could retire 33 million shares.

o	The new Axcelis would have approximately 70 million shares outstanding
(after repurchases) and be generating $0.30 in eps. Applying a 10X multiple on this business would equate to a stock price of $3 per share. Revenue and earnings could grow at the new Axcelis as the market rebounded and SEN proved successful expanding its market share.

o	The new Axcelis would have additional assets including net cash of $50 million and an unencumbered headquarters/ property which was recently appraised at almost $60 million.

Clearly, the above scenario is very different than the outcome we had all hoped for just a few months ago. However, there is no question that the world has changed and that looking forward and embracing the altered landscape is a prerequisite for future success. We hope that the Board might give full consideration to our proposal and we look forward to continuing to work with you in moving Axcelis forward.

Sincerely,

STERLING CAPITAL MANAGEMENT LLC



Brian R. Walton, CFA
Managing Director

cc: Mr. Stephen Hardis